Mail Stop 3010

January 4, 2010

VIA USMAIL and FAX (720) 493-6549

Mr. Paul Beldin
Senior Vice President and Chief Accounting Officer
Apartment Investment & Management Company
AIMCO Properties, L.P.
4582 South Ulster Street Parkway, Suite 1100
Denver, Colorado 80237

> **Re:** **Apartment Investment & Management Company**
> **Form 10-K for the year ended 12/31/2008**
> **Filed 2/27/2009**
> **File Nos. 001-13232**
> **AIMCO Properties, L.P.**
> **Form 10-K for the year ended 12/31/2008**
> **Filed 2/27/2009**
> **File Nos. 000-24497**

Dear Mr. Paul Beldin:

We have reviewed your response letters dated November 17, 2009 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Financial Statements and Notes

Consolidated Statements of Income, page F-4

1. As it relates to your proposal to present the impairment losses within operating income in future filings, please supplementally confirm that in your 10-K for the fiscal year ended December 31, 2009, you will ensure all impacted financial statement columns are labeled as restated and you will provide all the required disclosures outlined in paragraph 250-10-50-7 of the FASB Accounting Standards Codification.

* * * *

       As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file a letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

       You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3413 if you have any questions.

Sincerely,

Cicely LaMothe
Branch Chief